Exhibit 3.2.1
CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
LEFT BEHIND GAMES INC.
a Delaware corporation

Left Behind Games Inc., a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the “Corporation”.)

DOES HEREBY CERTIFY:

FIRST, that the sole incorporator of the corporation adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of the Corporation:

RESOLVED, that the Certificate of Incorporation of Left Behind Games Inc., be amended by changing Article IV thereof so that, as amended in its entirety, Article IV shall be and read as follows:

ARTICLE IV

“The total authorized number of shares of the corporation shall be twenty five million (25,000,000) shares, consisting of twenty million (20,000,000) shares designated as Common sock, $.001 par value, and five million (5,000.000) shares designated as preferred Stock, $.001 par value. The board of directors is hereby empowered to cause the Preferred Stock to be issued from time to time for such consideration as it may from time to time fix, and to cause such Preferred Stock to be issued in series with such voting powers and such designations, preferences and relative, participation or optional or other special rights as designated by the board of directors in the resolution providing for the issue of such series. Shares of preferred Stock of any one series shall be identical in all respects.”

SECOND, that the corporation has not issued any stock and has not received any payment for ay of its stock; and that this amendment was duly adopted in accordance with the applicable provisions of Sections 103 and 241 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the sole incorporator has caused this certificate to be signed by F. Kevin Loughran, sole incorporator, this 1st day of November, 2002.

/s/ F. Kevin Loughran

_________________________
F. Kevin Loughran